UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended February 28, 2011
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY LNG PARTNERS
REPORTS FOURTH QUARTER AND ANNUAL RESULTS
Highlights
•	Generated distributable cash flow of $39.3 million in the fourth quarter of 2010, an increase of 17 percent from the fourth quarter of 2009.
•	Increased cash distribution to $0.63 per unit for the fourth quarter of 2010, an increase of five percent from the previous quarter.
•	On November 4, 2010, completed acquisition of a 50 percent interest in two LNG carriers, including one with re-gasification capability, on long-term fixed-rate charters.
•	During February 2011, received offer from Teekay Corporation to acquire a 33 percent interest in the four newbuilding Angola LNG carriers.
Hamilton, Bermuda, February 24, 2011 — Teekay GP LLC, the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported its results for the quarter ended December 31, 2010. During the fourth quarter of 2010, the Partnership generated distributable cash flow(1) of $39.3 million, compared to $33.5 million in the same quarter of the previous year. The increase primarily reflects the incremental distributable cash flow resulting from the Partnership’s November 2010 acquisition of a 50 percent interest in two LNG carriers under long-term, fixed-rate charters with Excelerate Energy LP, reduced off-hire days relating to scheduled drydocks and higher profit sharing revenue from certain of the Partnership’s vessels.
On January 26, 2011, the Partnership declared a cash distribution of $0.63 per unit for the quarter ended December 31, 2010, an increase of $0.03 per unit, or five percent, from the previous quarter. The cash distribution was paid on February 14, 2011 to all unitholders of record on February 7, 2011.
“The increase in distributable cash flow in the fourth quarter of 2010 compared to the fourth quarter of 2009 reflects another year of steady growth for the Partnership,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “Fiscal 2010 included some firsts for Teekay LNG, including the Partnership’s first investment in third party LNG carriers through our transaction with Exmar, which was also our first step into the promising growth area of floating LNG regasification. Importantly, the five vessels added to the Partnership’s fleet in 2010 all came with fixed-rate, long-term time-charter contracts and provided incremental cash flows which has enabled us to increase our distribution by five percent in the fourth quarter.”
Mr. Evensen continued, “The Partnership will continue to benefit in the near-term from built-in growth opportunities from our sponsor, Teekay Corporation, including three Skaugen LPG carriers scheduled for delivery in 2011 as well as the possible acquisition of a one-third interest in the four Angola LNG newbuildings. With over $450 million of available liquidity, the Partnership is also actively seeking further opportunities to grow its distributable cash flow through the acquisition of quality assets with long-term contracts from third parties.”

(1)
Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Teekay LNG’s Fleet
The following table summarizes the Partnership’s fleet as of February 24, 2011:

	Number of Vessels
	Delivered	Committed
	Vessels	Vessels		Total
LNG Carrier Fleet(1)	17	—		17
LPG/Multigas Carrier Fleet	2	3	(2)	5
Conventional Tanker Fleet	11	—		11
Total	30	3		33

(1)	Excludes Teekay Corporations’s 33 percent interest in the four Angola LNG newbuildings.

(2)	Represents the three Skaugen LPG/Multigas carriers currently under construction, as described below.
Exmar Acquisition
On November 4, 2010, the Partnership acquired a 50 percent interest in the 2005-built Excelsior (Excelsior Joint Venture), a specialized gas carrier which can both transport and regasify LNG onboard, and a 50 percent interest in the 2002-built Excalibur (Excalibur Joint Venture), a conventional LNG carrier, from Exmar NV (Exmar) for a total purchase price of approximately $72.5 million net of assumed debt. The Partnership financed $37.3 million of the purchase price by issuing to Exmar NV approximately 1.1 million new common units with the balance financed by drawing on one of the Partnership’s revolving credit facilities. As part of the transaction, the Partnership agreed to guarantee 50 percent of the $206 million of debt secured by the Excelsior and Excalibur Joint Ventures.
Dania Sprit Sale
The Partnership sold the 2000-built LPG carrier Dania Spirit for proceeds of $21.5 million, which resulted in a gain of approximately $4.3 million. The transaction was completed on November 5, 2010.
Future Projects
Below is a summary of LNG and LPG/Multigas newbuildings that the Partnership has agreed to, or has the right to, acquire:
Skaugen LPG/Multigas
The Partnership has agreed to acquire one LPG carrier from a subsidiary of IM Skaugen ASA (Skaugen) and two Multigas carriers from Teekay Corporation (Teekay). The three LPG/Multigas carriers are currently under construction and are expected to be delivered in 2011. Upon delivery, the vessels will commence service under 15-year fixed-rate charters to Skaugen.
Angola LNG
A consortium in which Teekay has a one-third interest, has agreed to charter four newbuilding LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron, Sonangol, BP, Total and ENI. The vessels will be chartered at fixed rates, with inflation adjustments, following their deliveries. The vessels are currently under construction and are expected to deliver in 2011 and 2012. Pursuant to an omnibus agreement between the Partnership and Teekay, in February 2011, the Partnership received an offer from Teekay to acquire its interest in these vessels and related charter contracts. The offer is currently being reviewed by the Board of Directors of the Partnership’s general partner and its Conflicts Committee.
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Financial Summary
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $26.2 million for the quarter ended December 31, 2010, compared to $18.5 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of increasing net income by $50.2 million and $22.8 million for the three months ended December 31, 2010 and 2009, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $76.4 million and $41.3 million for the three months ended December 31, 2010 and 2009, respectively.
The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $95.8 million for the year ended December 31, 2010, compared to $78.3 million in the prior year. Adjusted net income attributable to the partners excludes a number of specific items which had the net effect of decreasing net income by $8.1 million and $31.0 million for the years ended December 31, 2010 and 2009, respectively, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $87.6 million and $47.3 million for the year ended December 31, 2010 and 2009, respectively.
For accounting purposes, the Partnership is required to recognize the changes in the fair value of its derivative instruments on the consolidated statements of income (loss). This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income (loss) as detailed in footnote 3 of the Summary Consolidated Statements of Income (Loss).
The Partnership’s financial statements for the prior periods include historical results of vessels acquired by the Partnership from Teekay, referred to herein as the Dropdown Predecessor, for the period when these vessels were owned and operated by Teekay.

(1)
Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net loss which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results
The following table highlights certain financial information for Teekay LNG’s segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended			Three Months Ended
	December 31, 2010			December 31, 2009
		(unaudited)			(unaudited)
	Liquefied	Conventional		Liquefied	Conventional
	Gas	Tanker		Gas	Tanker
(in thousands of U.S. dollars)	Segment	Segment	Total	Segment	Segment(i)	Total
Net voyage revenues(ii)	66,661	30,170	96,831	67,563	27,715	95,278
Vessel operating expenses	10,914	9,631	20,545	13,426	11,344	24,770
Depreciation and amortization	15,173	7,485	22,658	15,428	6,866	22,294
Cash flow from vessel operations(iii)	53,343	15,002	68,345	52,190	7,540	59,730

(i)
Cash flow from vessel operations for the Conventional Tanker segment only reflects the cash flows generated by the Alexander Spirit, Hamilton Spirit and Bermuda Spirit subsequent to their acquisition by the Partnership on March 17, 2010. Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay are referred to as the Dropdown Predecessor.

(ii)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(iii)
Cash flow from vessel operations represents income from vessel operations before (a) depreciation and amortization expense, (b) Dropdown Predecessors income from vessel operations, (c) adjusting for direct financing leases to a cash basis, (d) adjusting for the effect of the Toledo Spirit derivative contract and (e) gain on sale of vessel and equipment. However, the Partnership’s cash flow from vessel operations does not include the Partnership’s equity accounted investee’s cash flow from vessel operations. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.

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Liquefied Gas Segment
Cash flow from vessel operations from the Partnership’s Liquefied Gas segment increased to $53.3 million in the fourth quarter of 2010 from $52.2 million in the same quarter of the prior year. This increase is primarily due to a decrease in vessel operating expenses due to the timing of maintenance expenditures, partially offset by reduced operating cash flow resulting from the sale of the Dania Spirit in November 2010. The cash flow from vessel operations, as reported in the above table, does not include the cash flow from the Partnership’s equity accounted joint ventures (40 percent interest in four Ras Gas 3 LNG carriers and 50 percent interest in two LNG carriers jointly owned with Exmar).
Conventional Tanker Segment
Cash flow from vessel operations from the Partnership’s Conventional Tanker segment was $15.0 million for the fourth quarter of 2010 compared to $7.5 million in the same quarter of the prior year. The increase is primarily due to the acquisition of two Suezmax tankers and one Handymax tanker from Teekay in the first quarter of 2010, higher profit sharing revenue of $1.7 million from certain of the Partnership’s Suezmax tankers and lower vessel operating expenses.
Liquidity
As of December 31, 2010, the Partnership had total liquidity of $459.7 million, comprised of $81.1 million in cash and cash equivalents and $378.6 million in undrawn credit facilities.
Conference Call
The Partnership plans to host a conference call on February 25, 2011 at 11:00 a.m. (ET) to discuss the results for the fourth quarter and fiscal year 2010. An accompanying investor presentation will be available on the Partnership’s Web site at www.teekaylng.com prior to the start of the call. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (800) 820-0231 or (416) 640-5926, if outside North America, and quoting conference ID code 2084604.
•	By accessing the webcast, which will be available on Teekay LNG’s Web site at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).
The conference call will be recorded and available until Friday, March 4, 2011. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 2084604.
About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of 17 LNG carriers, which includes a 50 percent ownership interest in one LNG regasification unit, five LPG/Multigas carriers and 11 conventional oil tankers. Three of the five LPG/Multigas carriers are newbuildings scheduled for delivery in 2011.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009(1)	2010(1)	2009(1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	97,516	92,154	95,817	374,008	343,048

OPERATING EXPENSES
Voyage expenses	685	723	539	2,042	2,034
Vessel operating expenses	20,545	20,963	24,770	84,577	82,374
Depreciation and amortization	22,658	22,126	22,294	89,347	82,686
General and administrative	7,566	5,252	6,417	23,247	19,764
Gain on sale of vessel	(4,340)	—	—	(4,340)	—
Restructuring charge(2)	—	—	197	175	3,250

	47,114	49,064	54,217	195,048	190,108

Income from vessel operations	50,402	43,090	41,600	178,960	152,940

OTHER ITEMS
Interest expense	(12,217)	(12,708)	(13,257)	(49,019)	(60,457)
Interest income	1,805	2,083	3,015	7,190	13,873
Realized and unrealized gain (loss) on derivative instruments(3)	27,064	(33,423)	526	(78,720)	(40,950)
Foreign exchange gain (loss)(4)	7,528	(39,839)	8,721	27,545	(10,806)
Equity income (loss)(5)	10,526	(870)	7,286	8,043	27,639
Other (expense) income — net	(1,435)	26	(541)	(1,055)	(302)

Net income (loss)	83,673	(41,641)	47,350	92,944	81,937

Net income (loss) attributable to:
Non-controlling interest(6)	7,301	(1,665)	3,912	3,062	29,310
Dropdown Predecessor(1)	—	—	2,185	2,258	5,302
Partners	76,372	(39,976)	41,253	87,624	47,325

Limited partners’ units outstanding:
Weighted-average number of common units outstanding	54,705,598	53,755,351	42,801,009	51,481,035	40,912,100
— Basic and diluted
Weighted-average number of subordinated units outstanding	—	—	7,367,286	1,816,591	8,760,006
— Basic and diluted
Weighted-average number of total units outstanding	54,705,598	53,755,351	50,168,295	53,297,626	49,672,106
— Basic and diluted
Total number of units outstanding	55,106,100	54,053,351	52,339,849	55,106,100	52,339,849

(1)
Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay Corporation are referred to as the Dropdown Predecessor.

(2)
The total cost incurred in 2010 and 2009 in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay Corporation and the change of the nationality of some of the seafarers was approximately $3.4 million.

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(3)
The realized losses relate to the amounts the Partnership actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments as detailed in the table below.

	Three Months Ended			Year Ended
	December 31	September 30,	December 31,	December 31,	December 31,
	2010	2010	2009	2010	2009
Realized losses relating to:
Interest rate swaps	(10,394)	(10,306)	(11,094)	(42,495)	(36,222)
Toledo Spirit time-charter derivative contract	(1,919)	—	(940)	(1,919)	(940)

	(12,313)	(10,306)	(12,034)	(44,414)	(37,162)

Unrealized gains (losses) relating to:
Interest rate swaps	37,277	(23,917)	11,960	(34,906)	(11,143)
Toledo Spirit time-charter derivative contract	2,100	800	600	600	7,355

	39,377	(23,117)	12,560	(34,306)	(3,788)

Total realized and unrealized gains (losses) on derivative instruments	27,064	(33,423)	526	(78,720)	(40,950)

(4)
For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the statements of income (loss).

(5)
Equity income (loss) includes unrealized gains (losses) on derivative instruments of $6.4 million, ($4.3) million and $3.9 million for the three months ended December 31, 2010, September 30, 2010 and December 31, 2009, respectively, and ($6.5) million and $10.9 million for the year ended December 31, 2010 and 2009, respectively.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS (1)
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2010	2010	2009(2)
ASSETS
Cash and cash equivalents	81,055	73,085	108,350
Restricted cash — current	82,576	35,231	32,427
Other current assets	25,273	27,210	19,136
Advances to affiliates and to joint venture	6,133	5,702	22,361
Restricted cash — long-term	489,562	574,107	579,093
Vessels and equipment	1,940,041	1,976,290	2,020,174
Advances on newbuilding contracts	79,535	60,277	57,430
Net investments in direct financing leases	415,695	417,246	421,441
Derivative assets	62,283	120,462	32,131
Investments in joint ventures	172,898	88,930	91,674
Other assets	33,167	24,231	25,888
Intangible assets	123,546	125,828	132,675
Goodwill	35,631	35,631	35,631

Total Assets	3,547,395	3,564,230	3,578,411

LIABILITIES AND EQUITY
Accounts payable, accrued liabilities and unearned revenue	56,971	61,131	58,675
Current portion of long-term debt and capital leases	343,790	122,040	116,663
Advances from affiliates and joint venture partners	133,410	106,037	105,559
Long-term debt and capital leases	1,793,459	2,051,130	2,140,941
Derivative liabilities	199,965	296,021	134,007
Other long-term liabilities	106,477	99,629	105,528
Equity
Dropdown Predecessor equity(2)	—	—	43,013
Non-controlling interest(3)	17,123	9,568	13,807
Partners’ equity	896,200	818,674	860,218

Total Liabilities and Total Equity	3,547,395	3,564,230	3,578,411

(1)
Due to the Partnership’s agreement to acquire Teekay Corporation’s 100 percent interest in the two Skaugen Multigas Carriers, it is required to consolidate these vessels prior to the actual acquisition date under U.S. GAAP.

(2)
In accordance with GAAP, the balance sheet at December 31, 2009 includes the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, which were acquired by the Partnership on March 17, 2010, to reflect ownership of the vessels from the time they were acquired by Teekay on September 3, 2009, June 24, 2009 and May 27, 2009, respectively.

(3)
Non-controlling interest includes the 30 percent portion of the RasGasII Project, 31 percent of the equity interest in the Tangguh project and 1 percent of the equity interest in both the Kenai LNG Carriers and the Excalibur Joint Venture, which in each case the Partnership does not own.

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31,
	2010(1)	2009(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	174,970	171,384

FINANCING ACTIVITIES
Proceeds on sale of 1% interest in Kenai LNG Carriers	—	2,300
Distribution to Teekay Corporation for the acquisition of the Bermuda Spirit, Hamilton Spirit and Alexander Spirit	(33,997)	—
Proceeds from issuance of long-term debt	100,945	220,050
Scheduled repayments of long-term debt	(76,018)	(80,301)
Prepayments of long-term debt	(72,000)	(185,900)
Scheduled repayments of capital lease obligations and other long-term liabilities	(39,147)	(37,437)
Advances from affiliates	16,545	24,041
Advances to joint venture partners	(10,200)	—
Repayment of joint venture partners’ advances	(1,235)	—
Equity contribution from Teekay Corporation to Dropdown Predecessor	466	1,567
Proceeds from equity offerings, net of offering costs	50,921	162,559
Cash distributions paid	(135,514)	(114,539)
Decrease in restricted cash	30,741	30,710
Debt issuance costs	(137)	(1,281)
Excess of purchase price over the contributed basis of Teekay Tangguh Borrower LLC	—	(31,829)
Other	884	—

Net financing cash flow	(167,746)	(10,060)

INVESTING ACTIVITIES
Purchase of Excelsior and Excalibur Joint Ventures	(35,169)	—
Proceeds received from the sale of vessel and equipment	21,556	—
Receipts from direct financing leases	5,746	4,426
Expenditures for vessels and equipment	(26,652)	(134,926)
Advances to joint venture	—	(2,856)
Purchase of Teekay Tangguh Borrower LLC	—	(37,259)

Net investing cash flow	(34,519)	(170,615)

Decrease in cash and cash equivalents	(27,295)	(9,291)
Cash and cash equivalents, beginning of the year	108,350	117,641

Cash and cash equivalents, end of the year	81,055	108,350

(1)
In accordance with GAAP, the Consolidated Statements of Cash Flows includes the cash flows relating to the Dropdown Predecessor for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, for the period from September 3, 2009, June 24, 2009 and May 27, 2009, respectively to March 17, 2010, when the vessels were under the common control of Teekay, but prior to their acquisition by the Partnership.

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TEEKAY LNG PARTNERS L.P.
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended	Year Ended
	December 31, 2010	December 31, 2010
	(unaudited)	(unaudited)
Net income — GAAP basis	83,673	92,944
Less:
Net (income) attributable to Dropdown Predecessor	—	(2,258)
Net (income) attributable to non-controlling interest	(7,301)	(3,062)

Net income attributable to the partners	76,372	87,624
Add (subtract) specific items affecting net income:
Foreign exchange gain(1)	(7,528)	(27,420)
Unrealized (gains) losses from derivative instruments(2)	(39,377)	34,306
Unrealized (gains) losses from derivative instruments from equity accounted investees(2)	(6,384)	6,453
Gain on sale of vessel and equipment	(4,340)	(4,340)
Restructuring charge(3)	—	175
Additional crew training charges relating to prior periods	—	1,961
Acquisition costs relating to the purchase of Excelsior and Excalibur Joint Ventures	2,000	2,000
Non-controlling interests’ share of items above	5,424	(4,990)

Total adjustments	(50,205)	8,145

Adjusted net income attributable to the partners	26,167	95,769

	Three Months Ended	Year Ended
	December 31, 2009	December 31, 2009
	(unaudited)	(unaudited)
Net income — GAAP basis	47,350	81,937
Less:
Net (income) attributable to Dropdown Predecessor	(2,185)	(5,302)
Net (income) attributable to non-controlling interest	(3,912)	(29,310)

Net income attributable to the partners	41,253	47,325
Add (subtract) specific items affecting net income:
Foreign currency exchange (gain) loss (1)	(8,675)	10,835
Unrealized (gains) losses from derivative instruments(2)	(12,560)	3,788
Unrealized (gains) losses from derivative instruments from equity accounted investees(2)	(3,853)	(10,936)
Restructuring charge(3)	197	3,250
Non-controlling interests’ share of items above	2,119	24,039

Total adjustments	(22,772)	30,976

Adjusted net income attributable to the partners	18,481	78,301

(1)	Foreign exchange gains primarily relate to the revaluation of the Partnership’s debt, capital leases and restricted cash denominated in Euros.
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(2)	Reflects the unrealized gain due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.

(3)
Restructuring charges were incurred in connection with the Partnership’s restructuring plans to move certain ship management functions from the Partnership’s office in Spain to a subsidiary of Teekay and the change of the nationality of some of the seafarers.

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TEEKAY LNG PARTNERS L.P.
APPENDIX B — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)
Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, unrealized gains and losses from derivatives, income from variable interest entity, deferred income taxes, foreign exchange related items and net income attributable to the Dropdown Predecessor before depreciation. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

Three Months
Ended
December 31, 2010
(unaudited)

Net income	83,673
Add:
Depreciation and amortization	22,658
Partnership’s share of joint ventures DCF before estimated maintenance capital expenditures	6,805
Deferred income tax expense	605
Less:
Unrealized gain from derivatives and other non-cash items	(37,539)
Estimated maintenance capital expenditures	(10,944)
Equity income from joint ventures	(10,526)
Unrealized foreign exchange gain	(7,528)
Gain on sale of vessel	(4,340)

Distributable Cash Flow before Non-controlling interest	42,864
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(3,522)

Distributable Cash Flow	39,342

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TEEKAY LNG PARTNERS L.P.
APPENDIX C — SUPPLEMENTAL SEGMENT INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2010
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Net voyage revenues(1)	66,661	30,170	96,831
Vessel operating expenses	10,914	9,631	20,545
Depreciation and amortization	15,173	7,485	22,658
General and administrative	3,948	3,618	7,566
Gain on sale of vessel	(4,340)	—	(4,340)

Income from vessel operations	40,966	9,436	50,402

	Three Months Ended December 31, 2009
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment(2)	Total
Net voyage revenues(1)	67,563	27,715	95,278
Vessel operating expenses	13,426	11,344	24,770
Depreciation and amortization	15,428	6,866	22,294
General and administrative	3,383	3,034	6,417
Restructuring charge	24	173	197

Income from vessel operations	35,302	6,298	41,600

(1)
Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Income from vessel operations for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay, are referred to herein as the Dropdown Predecessor.

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FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth opportunities; the timing and certainty of the outcome of the reviews by the Partnership’s Board of Directors and its Conflicts Committee regarding the offer to acquire from Teekay Corporation its interest in the Angola LNG project and the impact on future cash flows; the timing of LNG and LPG/Multigas newbuilding deliveries and incremental cash flows relating long-term, fixed-rate contracts serviced by these newbuildings; the growth opportunities in floating LNG regasification market; the Partnership’s financial position, including available liquidity; and the potential for the Partnership to acquire additional vessels and long-term charters from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: the unit price of equity offerings to finance acquisitions; changes in production of LNG or LPG, either generally or in particular regions; required approvals by the Conflicts Committee of the Board of Directors of the Partnership’s general partner to acquire any projects offered to the Partnership by Teekay Corporation; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG/Multigas project delays or shipyard production delays which would change the expected timing and cost of newbuild vessel deliveries; the Partnership’s ability to raise financing to purchase additional vessels or to pursue LNG or LPG/Multigas projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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TEEKAY LNG PARTNERS L.P.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2010
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Income from vessel operations	40,966	9,436	50,402
Depreciation and amortization	15,173	7,485	22,658
Tangguh LNG revenue accounted for as direct financing leases	(10,677)	—	(10,677)
Tangguh LNG cash flow from time-charter contracts	12,221	—	12,221
Gain on sale of vessel	(4,340)	—	(4,340)
Realized loss on Toledo Spirit derivative contract	—	(1,919)	(1,919)

Cash flow from vessel operations(1)	53,343	15,002	68,345

	Three Months Ended December 31, 2009
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment(2)	Total
Income from vessel operations	35,302	6,298	41,600
Depreciation and amortization	15,428	6,866	22,294
Tangguh LNG revenue accounted for as direct financing leases	(10,486)	—	(10,486)
Tangguh LNG cash flow from time-charter contracts	11,946	—	11,946
Dropdown Predecessor cash flow from vessel operations	—	(4,684)	(4,684)
Realized loss on Toledo Spirit derivative contract	—	(940)	(940)

Cash flow from vessel operations(1)	52,190	7,540	59,730

(1)
Cash flow from vessel operations represents income from vessel operations before (a) depreciation and amortization expense, (b) Dropdown Predecessors income from vessel operations, (c) adjusting for direct financing leases to a cash basis, (d) adjusting for the effect of the Toledo Spirit derivative contract and (e) gain on sale of vessel and equipment. However, the Partnership’s cash flow from vessel operations does not include the Partnership’s equity accounted investee’s cash flow from vessel operations. Cash flow from vessel operations is included because certain investors use this data to measure a company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income (loss) or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.

(2)
Cash flow from vessel operations for the Conventional Tanker segment reflects only the cash flows generated by the Alexander Spirit, Hamilton Spirit and Bermuda Spirit subsequent to their acquisition by the Partnership on March 17, 2010. Results for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit, for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay Corporation, are referred to as the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P.
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
CONTINUED
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2010
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment	Total
Voyage revenues	66,645	30,871	97,516
Voyage (recoveries) expenses	(16)	701	685

Net voyage revenues(1)	66,661	30,170	96,831

	Three Months Ended December 31, 2009
	(unaudited)
	Liquefied Gas	Conventional Tanker
	Segment	Segment(2)	Total
Voyage revenues	67,858	27,959	95,817
Voyage expenses	295	244	539

Net voyage revenues(1)	67,563	27,715	95,278

(1)
Net voyage revenues represents voyage revenues less voyage (recoveries) expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States.

(2)
Net voyage revenues for the Alexander Spirit, Hamilton Spirit and Bermuda Spirit for the periods prior to their acquisition by the Partnership when they were owned and operated by Teekay Corporation, are referred to as the Dropdown Predecessor.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its General Partner

Date: February 28, 2011	By:	/s/ Peter Evensen Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)